SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.  20549
___________________
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Duckwall-Alco Stores, Inc.
--------------------------------
(NAME OF ISSUER)

Common Stock, par value $.01 per share
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

264142100
---------------------------------
(CUSIP NUMBER)

Mr. Robert L. Woodard
Kansas Public Employees
 Retirement System
400 SW 8th, Suite 200
Topeka, KS  66603-3925
(913) 296-6666

Mr. William J. Morgan
Pacholder Associates, Inc.
8044 Montgomery Road,
Suite 382
Cincinnati, OH  45236
(513) 985-3200

Mr. Brian P. Murphy
Portfolio Advisors, Inc.
9 Old Kings Highway South
P.O. Box 1224
Darien, CT 06820
(203) 662-3459
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS)

August 3, 1998
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with this statement [ ].

[PAGE]
1. NAME OF REPORTING PERSONS
	  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	  Kansas Public Employees Retirement System; IRS Tax ID #48-0944170


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                 							      (b) [ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS*
	  00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                         [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	  State of Kansas
7. SOLE VOTING POWER
	  None
8. SHARED VOTING POWER
	  672,000
9. SOLE DISPOSITIVE POWER
	  None
10. SHARED DISPOSITIVE POWER
 	  672,000
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	   672,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	   CERTAIN SHARES*                       [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	   13.2%
14. TYPE OF REPORTING PERSON*
	   EP

[PAGE]
1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	  K.D.F. a Massachusetts Nominee Partnership; IRS Tax ID #48-0930440


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                          						    (b) [ ]
3.SEC USE ONLY
4. SOURCE OF FUNDS*
	  00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                        [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	  State of Massachusetts
7. SOLE VOTING POWER
	  None
8. SHARED VOTING POWER
	  None
9. SOLE DISPOSITIVE POWER
	  None
10. SHARED DISPOSITIVE POWER
	  None
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  None
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	  CERTAIN SHARES*                            [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	  0.0%
14. TYPE OF REPORTING PERSON*
	  PN

[PAGE]
1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	  Pacholder Associates, Inc.; IRS Tax ID #31-1089398
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                          						       (b) [ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS*
	  00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	  PURSUANT TO ITEM 2(d) OR 2(e)         [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	  State of Ohio
7. SOLE VOTING POWER
	  None
8. SHARED VOTING POWER
	  672,000 sh
9. SOLE DISPOSITIVE POWER
	  None
10. SHARED DISPOSITIVE POWER
	  672,000 sh
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  672,000 sh
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	  CERTAIN SHARES*                         [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	  13.2%
14. TYPE OF REPORTING PERSON*
	  IA, CO



[PAGE]
1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	  Portfolio Advisors, Inc.; IRS Tax ID #06-1393720
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                          						       (b) [ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS*
	  00
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                    [ ] Not Applicable
6. CITIZENSHIP OR PLACE OF ORGANIZATION
	  State of Delaware
7. SOLE VOTING POWER
	  None
8. SHARED VOTING POWER
	  672,000
9. SOLE DISPOSITIVE POWER
	  None
10. SHARED DISPOSITIVE POWER
	  672,000
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  672,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                [ ] Not Applicable
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	  13.2%
14. TYPE OF REPORTING PERSON*
	  IA, CO

[PAGE]
  This Amendment No. 5 to Schedule 13-D is filed by the Kansas Public Employees Retirement System ("KPERS"), K.D.F., a Massachusetts Nominee Partnership ("KDF"), Pacholder Associates, Inc. ("PAI") and Portfolio Advisors, Inc. ("Portfolio"). This filing is an Amendment to previous joint filings by KPERS, KDF, PAI and Portfolio. Items not included in this Amendment are either not amended or not applicable.

Item 4.    Purpose of Transaction

     The common shares that are the subject of this filing are deemed to be held by "controlling persons," as defined by the Securities Act of 1933. As such, sales of the common stock are limited pursuant to Rule 144.

     On July 31, 1998, an agreement was reached between the filers of this amendment and J.K.M. Investments, whereby 200,000 shares were to be sold for $18.00 per share in a private transaction subject to Rule 144. The transaction was completed on August 3, 1998.

Item 5.    Interest in Securities of the Company
     (a) Pursuant to the Agreement, KPERS, PAI, and Portfolio must jointly agree on any voting or dispositive action on securities beneficially owned by KPERS. Currently, KPERS, PAI, and Portfolio beneficially own 672,000 common shares, or 13.2% of all issued and outstanding common shares.
     (b) KPERS, PAI, and Portfolio share the power pursuant to the Agreement (i) to cause KDF to dispose of the 672,000 common shares, and (ii) to vote any common shares currently owned.
     (c)  On August 3, 1998, the filers sold 200,000 shares pursuant to
     Section 4(i) of the Securities Act of 1933 (see Item 4 above).
     (d)  None.
     (e)  None.
[PAGE]
SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

				    KANSAS PUBLIC EMPLOYEES
				      RETIREMENT SYSTEM

				    Date:  August 7, 1998

				    /s/Robert L. Woodard
				    Signature

				    Chief Investment Officer
				    Title


				    KDF, A MASSACHUSETTS NOMINEE
				     PARTNERSHIP

				    Date:   August 7, 1998

				    /s/Maria Serra
				    Signature

				    General Partner
				    Title


				    PACHOLDER ASSOCIATES, INC.

				    Date:   August 7, 1998

				    /s/William J. Morgan
				    Signature

				    President
				    Title


				    PORTFOLIO ADVISORS, INC.

				    Date:   August 7, 1998

				   /s/Brian P. Murphy
				   Signature

				   Director
				   Title